Suite 1204- 120 Adelaide St. W Toronto, Ontario M5H 1T1 www.adiraenergy.com t. 416.361.2211 f. 416.361.6455 TSX.V: ADL

 News Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

ADIRA ENERGY ANNOUNCES FILING OF PUBLIC DRAFT PROSPECTUS WITH THE
ISRAELI SECURITIES AUTHORITIES IN ADVANCE OF TEL AVIV STOCK
EXCHANGE LISTING AND FILING OF CANADIAN PRELIMINARY SHORT FORM PROSPECTUS

TORONTO, NOVEMBER 7, 2012 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce the public filing of a draft prospectus ("Prospectus") with the Israeli Securities Authorities (“ISA”) in connection with its previously announced application to list the Company’s securities on the Tel Aviv Stock Exchange (“TASE”) (the “Listing”).

Gadi Levin, the Company’s Chief Financial Officer commented, “The public filing of the Israeli draft prospectus is significant as the Company heads towards the imminent TASE listing. The timing is fortuitous as the interest in local oil companies has peaked in Israel ahead of the upcoming drilling programs in the region, as well as certain international major E+P companies announcing their intention of entering the offshore Cyprus and Israel oil and gas fields.”

The Listing is subject to the receipt of all applicable regulatory approvals, including approval of the TASE and the ISA.

Adira further announces that it has also filed a preliminary short form prospectus (“Canadian Prospectus”) with the securities regulatory authorities in Ontario, British Columbia and Alberta in connection with a fully marketed “best efforts” offering of units (the “Offering”) through a syndicate of agents led by *****1 and including *****1 (collectively, the “Agents”). *****1 is acting as a member of the selling group in connection with the Offering. The Offering may also be made in such other jurisdictions outside of Canada, including the United States and Israel as agreed between the Company and the Agents.

The Offering is subject to the receipt of all regulatory approvals, including approval of the TSX Venture Exchange and the Canadian securities regulators.

Copies of the Canadian Prospectus may be obtained on www.sedar.com under the Company’s profile.

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1 This information has been redacted to be consistent with the disclosure mandated by Rule 135c under the U.S. Securities Act of 1933.

The securities referred to in this press release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which focuses on offshore Israel. The Company has three main petroleum exploration licenses; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 9 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Palmachim.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. Other than statements of historical facts, all statements in this press release, including statements with respect to the Listing and the Offering, are forward-looking statements. There is no assurance that the Listing will be obtained, that the Offering will close or that the requisite regulatory approvals will be received. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information on *****2 contact:

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2 This information has been redacted to be consistent with the disclosure mandated by Rule 135c under the U.S. Securities Act of 1933.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972- 3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.